UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT 1934
(Amendment No. ___)*

MIDWESTONE FINANCIAL GROUP, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

598511103

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59851103
1.	Names of Reporting Persons
	John S. Koza

2.	Check the Appropriate Box if Member of a Group (See Instructions)
	(a)		☐
	(b)		☒

3.	SEC Use Only

4.	Citizenship or Place of Organization			United States

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	823,141

		6.	Shared Voting Power	60,325

		7.	Sole Dispositive Power	823,141

		8.	Shared Dispositive Power	60,325

9.	Aggregate Amount Beneficially Owned by Each Reporting Person					883,466

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)						☐

11.	Percent of Class Represented by Amount in Row (9)				10.6%

12.	Type of Reporting Person (See Instructions)			IN

CUSIP No. 59851103
1.	Names of Reporting Persons
	Patricia C. Koza

2.	Check the Appropriate Box if Member of a Group (See Instructions)
	(a)		☐
	(b)		☒

3.	SEC Use Only

4.	Citizenship or Place of Organization			United States

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	60,325

		6.	Shared Voting Power	823,141

		7.	Sole Dispositive Power	60,325

		8.	Shared Dispositive Power	823,141

9.	Aggregate Amount Beneficially Owned by Each Reporting Person					883,466

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)						☐

11.	Percent of Class Represented by Amount in Row (9)				10.6%

12.	Type of Reporting Person (See Instructions)			IN

EXPLANATORY NOTE

Prior to March 14, 2008, John S. Koza and his spouse Patricia C. Koza (each, a “Reporting Person,” and collectively, the “Reporting Persons”) were holders of shares of the common stock, par value $1.00 per share (the “Common Stock”), of MidWestOne Financial Group, Inc. (the “Issuer”), which such Common Stock had not been registered under the Securities Exchange Act of 1934, as amended (the “Act”). In connection with the Issuer’s merger with the former MidWestOne Financial Group, Inc., on March 14, 2008, the Issuer’s Common Stock was registered under the Act, and the Reporting Persons, as beneficial owners of approximately 10.2% of the outstanding shares of the Common Stock at that time, became subject to the filing requirements under Regulation 13D-G. Subsequent to the registration of the Common Stock under the Act, the Reporting Persons have not acquired more than 2% of the outstanding shares of the Issuer’s Common Stock in any 12-month period.

Because Mr. Koza had served as a director of the Issuer from 1983 to April 2014, each of the Issuer’s definitive proxy statements filed with the Commission since the Issuer became a reporting company has reported the shares of Common Stock beneficially owned by the Reporting Persons. In addition, the shares of the Common Stock beneficially owned by the Reporting Persons have been reflected on filings pursuant to Section 16 of the Act over this time.

ITEM 1.
	(a)	Name of Issuer
MidWestOne Financial Group, Inc.

	(b)	Address of Issuer's Principal Executive Offices
102 South Clinton St.
Iowa City, IA 52240

ITEM 2.
	(a)	Name of Person Filing
(i) John S. Koza
(ii) Patricia C. Koza

	(b)	Address of Principal Business Office or, if none, Residence
(i) The address for John S. Koza is:
C/O MidWestOne Financial Group, Inc.
102 South Clinton St.
Iowa City, IA 52240
(ii) The address for Patricia C. Koza is:
C/O MidWestOne Financial Group, Inc.
102 South Clinton St.
Iowa City, IA 52240

	(c)	Citizenship
(i) John S. Koza - United States
(ii) Patricia C. Koza - United States

	(d)	Title of Class of Securities
Common Stock, par value $1.00 per share

	(e)	CUSIP Number
598511103

ITEM 3.		If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
		(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
		(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
		(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
		(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
		(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
		(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d‑1(b)(1)(ii)(F);
		(g)	☐	A parent holding company or control person in accordance with § 240.13d‑1(b)(1)(ii)(G);
		(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
		(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
		(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
		(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable

ITEM 4.		Ownership
	(a)	Amount beneficially owned:
John S. Koza - 883,466 shares*
Patricia C. Koza - 883,466 shares*

*Comprised of shares held as follows: (i) 203,581 shares of Common Stock beneficially owned by Mr. Koza individually and over which Mr. Koza holds sole investment and voting power; (ii) 619,560 shares of Common Stock held in various family trust accounts, over which Mr. Koza holds sole investment and voting power; and (iii) 60,325 shares of Common Stock beneficially owned by Ms. Koza individually and over which Ms. Koza holds sole investment and voting power. In accordance with Rule 13d-4, Mr. Koza disclaims beneficial ownership of the shares described in clause (iii) hereof, and Ms. Koza disclaims beneficial ownership of the shares described in clauses (i) and (ii).

	(b)	Percent of class:
John S. Koza - 10.6%†
Patricia C. Koza - 10.6%†
†The applicable percentage ownership for each Reporting Person is based upon the 8,355,666 shares of Common Stock outstanding as of December 31, 2014.

	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
Please see Row 5 on the cover page hereto for each Reporting Person, as well as the notes to Item 4(a) above, which such information is hereby incorporated by reference into this Item 4(c)(i).
(ii) Shared power to vote or to direct the vote:
Please see Row 6 on the cover page hereto for each Reporting Person, as well as the notes to Item 4(a) above, which such information is hereby incorporated by reference into this Item 4(c)(ii).
(iii) Sole power to dispose or to direct the disposition of:
Please see Row 7 on the cover page hereto for each Reporting Person, as well as the notes to Item 4(a) above, which such information is hereby incorporated by reference into this Item 4(c)(iii).
(iv) Shared power to dispose or to direct the disposition of:
Please see Row 8 on the cover page hereto for each Reporting Person, as well as the notes to Item 4(a) above, which such information is hereby incorporated by reference into this Item 4(c)(iv).

ITEM 5.		Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐

ITEM 6.		Ownership of Five Percent or Less of a Class
Not Applicable.

ITEM 7.		Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

ITEM 8.		Identification and Classification of Members of the Group
Not Applicable.

ITEM 9.		Notice of Dissolution of Group
Not Applicable.

ITEM 10.		Certifications
Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 26, 2015

/s/ JOHN S. KOZA
John S. Koza

/s/ PATRICIA C. KOZA
Patricia C. Koza

EXHIBIT A

AGREEMENT OF JOINT FILING
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting person of a statement on Schedule 13G (including any amendments thereto) with respect to the common stock of MidWestOne Financial Group, Inc., an Iowa corporation, and that this Agreement be included as an exhibit to such joint filing.
This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.
IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 26th day of January, 2015.

/s/ JOHN S. KOZA
John S. Koza

/s/ PATRICIA C. KOZA
Patricia C. Koza